UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 Publicly held	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly held

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“Telemar”), in accordance with the provisions of CVM instruction No. 358/02, hereby inform the market that:

On April 25, 2008, Telemar published a Material Fact regarding and describing the acquisition of control of Brasil Telecom Participações S.A. (“BrT Part”), and, therefore, the acquisition of its controlled entity Brasil Telecom S.A. (“BrT”).

As a result of Decree No. 6,654 that approved the new General Plan of Grants (Plano Geral de Outorgas), or PGO, which allows a concessionaire to acquire control of a second concession for the provision of fixed-line telecommunications services in a different service region of Brazil, Telemar submitted to ANATEL, pursuant to law, a request for approval of the acquisition of control of BrT Part and BrT.

In the event it receives this approval, Telemar will comply with the procedures established by the share purchase agreement, dated April 25, 2008, for the transfer of shares giving Telemar, or companies which it controls, control of BrT Part and BrT, within ten working days after the publication of ANATEL’s approval.

Telemar and TNL will continue to inform their shareholders and the market regarding future material facts related to acquisition of control of BrT Part and BrT by Telemar.

Rio de Janeiro, November 21, 2008.

José Luis Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly held	TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 Publicly held

MARKET COMMUNICATION

Oi WILL REQUEST ANATEL’S APPROVAL FOR THE ACQUISITION OF BRT

Rio de Janeiro, November 21, 2008 – Following the adoption of the new General Plan of Grants (Plano Geral de Outorgas), or PGO, Oi is legally able to undertake the transactions established in agreements, and accordingly, Oi intends to submit a request for the approval of the Brazilian Telecommunications Agency (Anatel) of its acquisition of Brasil Telecom. Oi believes that the new PGO is a milestone for the Brazilian telecommunications sector, renewing growth perspectives for the sector and considering, above all, the interests of the consumers, which will benefit from greater competition in this sector.

Following the anticipated approval of the Brasil Telecom acquisition by Anatel, consummation of the acquisition of Brasil Telecom by Oi will create a Brazilian telecommunications platform that is structured to compete on equal terms with the multinational players that currently operate in Brazil. This transaction will create a 100% Brazilian-controlled company with operations throughout Brazil and with the capacity to expand internationally. In the next five years, the new company expects to be able to expand its operations to Europe, Africa and Latin America, potentially reaching 30 million clients in the international market, thereby leading to an anticipated total of 110 million accesses in Brazil and elsewhere in the world.

Consumers are expected to benefit from increased competition in the mobile telecommunications sector in Brazil due to the creation of a fourth operator with a national footprint and service to the corporate market. The expected combination of the infrastructure of both companies will create a second backbone (data communications network) that will cover all of Brazil.

Rio de Janeiro, November 21, 2008.

Telemar Norte Leste S.A.

Tele Norte Leste Participações S.A.

José Luís Magalhães Salazar

Investors Relations Officer

This market communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar
Name: José Luís Magalhães Salazar Title: Investor Relations Officer